ENTRX CORPORATION

December 21, 2010

By EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission MaiI Stop 710
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Entrx Corporation
Form 10-K for the year ended December 31,
2009 Form 10-Q for the quarter ended June 30,
2010 SEC File No. 0-2000

Dear Mr. Decker:

In connection with the response of Entrx Corporation ("Entrx") to the Securities and Exchange Commission ("SEC") staff comment letter received by Entrx dated October 26, 2010 (referred to herein as the "Staff Comment Letter"), relating to Entrx's Form 10-K for the period ended December 31, 2009 and Entrx's Form 10-Q for the period ended June 30, 2010, and as requested by the SEC, this is to advise the SEC that Entrx acknowledges:

1. Entrx is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

2. SEC staff comments, and changes to disclosure in response to SEC comments, do not preclude the SEC from taking action with respect to any filing; and

3. Entrx may not assert staff comments contained in the Staff Comment Letter as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This letter supersedes and takes the place of the letter of Entrx addressed to the SEC covering the above subject and dated November 5, 2010.

Very truly yours ENTRX CORPORATION

By:	/s/ Peter L. Hauser
Peter L. Hauser
Chief Executive Officer